Exhibit 99.7

News Release

Sustainable Growth

HARVEST ENERGY TRUST ANNOUNCES UNITHOLDER APPROVAL FOR
ARRANGEMENT WITH KOREA NATIONAL OIL CORPORATION

Calgary, Alberta – December 15, 2009 – Harvest Energy Trust (the "Trust") is pleased to announce the results of its special meeting of securityholders held today regarding the October 21, 2009 announced plan of arrangement (the "Arrangement") involving the Trust and Korea National Oil Corporation ("KNOC"). Voting securityholders were 90.5% in favor of the Arrangement, which provides for the acquisition of all the issued and outstanding trust units by KNOC’s Canadian subsidiary, KNOC Canada Ltd., for C$10.00 per unit. An application will be made to the Court of Queen’s Bench of Alberta on December 16, 2009 for a final order approving the arrangement.

The Trust also announces that it has received, from the Competition Bureau of Canada, an Advance Ruling Certificate in respect of the acquisition of the securities of the Trust by KNOC Canada Ltd.

Closing of the Arrangement remains subject to satisfaction of outstanding conditions, including approval under the Investment Canada Act.

Harvest is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream (exploration, development & production of crude oil and natural gas) and downstream (refining & marketing of distillate, gasoline and fuel oil) segments. We focus on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, the inability to obtain required consents, permits or approvals, including Court approval of the Arrangement and approval under the Investment Canada Act.

Forward-looking statements in this press release may include, but are not limited to, the timing of the application to the Court of Queen's Bench of Alberta for a final order approving the Arrangement. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:
John Zahary, President & CEO
Jason Crumley, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca